EXHIBIT 21.1

Generation NEXT Franchise Brands, Inc. a Nevada Corporation

Listing of Subsidiaries

Fresh Healthy Vending LLC, a California limited Liability Company

FHV Acquisition Corp., a California Corporation

The Fresh and Healthy Vending Corporation, a California Corporation

Reis & Irvy’s, Inc., a Nevada Corporation

19 Degrees, Inc., a Nevada Corporation

Generation Next Vending Robots, Inc. a Nevada Corporation